SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                    China Shen Zhou Mining & Resources, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                    16942H109
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                                 (CUSIP Number)

                            David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2009
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO. 16942H109             SCHEDULE 13D/A           PAGE 2 OF 6 PAGES
--------------------------                               ----------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BEST TONE HOLDINGS LIMITED
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                2,465,537*
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    None
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,465,537*
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            See Row 7 above.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%*
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

* See Items 5 and 6 of the Schedule 13D.

--------------------------                               ----------------------
CUSIP NO. 16942H109             SCHEDULE 13D/A           PAGE 3 OF 6 PAGES
--------------------------                               ----------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CHINA MINING RESOURCES GROUP LIMITED
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                2,465,537*
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    None
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,465,537*
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            See Row 7 above.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%*
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

* See Items 5 and 6 of the Schedule 13D.

--------------------------                               ----------------------
CUSIP NO. 16942H109             SCHEDULE 13D/A           PAGE 4 OF 6 PAGES
--------------------------                               ----------------------

Item 1.       Security and Issuer.

          The statement on Schedule 13D filed on April 17, 2009 as previously amended (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Shares"), of China Shen Zhou Mining & Resources, Inc. (the "Issuer"), a Nevada corporation, issuable to Best Tone Holdings Limited ("Sub"), a wholly-owned subsidiary of China Mining Resources Group Limited ("Parent"), upon conversion of the 6.75% Senior Convertible Notes due 2012 of the Issuer (the "Notes"), is hereby amended as set forth below by this Amendment No. 2 to the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.       Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following penultimate paragraphs:

          The Reporting Persons entered into an agreement with Mountview Path Limited, a company incorporated in the British Virgin Islands ("Mountview") on August 19, 2009 to sell the Notes for an aggregate purchase price of $9,000,000, pursuant to the Trade Confirmation dated August 19, 2009 by and between Sub and Mountview (the "Mountview Trade Confirmation"). The Reporting Persons and Mountview concurrently entered into an Assignment and Assumption Agreement with respect to certain rights and interests related to the Notes. The purchase price is payable in two installments, the first for $2,000,000 in cash, payable within five business days immediately following the signing of the Trade Confirmation and the second for $7,000,000 in cash, payable within two calendar months of the completion date (seven business days following execution of the Mountview Trade Confirmation, the "Completion Date"). Upon the sale of the Notes, the Reporting Persons will cease to beneficially own any of the Issuer's securities when consummated.

          Under the Mountview Trade Confirmation, Mountview was granted an irrevocable one-time put option to request that Sub purchase all but not part of the Notes for a price of $8,700,000 in cash, which is exercisable once at anytime within the four months following the Completion Date.

          The foregoing description is a summary only and is qualified by reference to the Mountview Trade Confirmation and the Assignment and Assumption Agreement, attached hereto as Exhibit 99.10.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and restated in the entirety as follows:

          On August 19, 2009, Sub and Mountview entered into the Mountview Trade Confirmation and Assignment and Assumption Agreement as described above herein at Item 4 and attached hereto as Exhibit 99.10.

          Except as otherwise set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


Item 7.       Material to be Filed as Exhibits.

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CUSIP NO. 16942H109             SCHEDULE 13D/A           PAGE 5 OF 6 PAGES
--------------------------                               ----------------------

Exhibit 99.10: Mountview Trade Confirmation and Assignment and Assumption Agreement, dated August 19, 2009.

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CUSIP NO. 16942H109             SCHEDULE 13D/A           PAGE 6 OF 6 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 21, 2009



                                           BEST TONE HOLDINGS LIMITED



                                           BY: /s/ Yeung Kwok Kuen
                                               -----------------------
                                           Name: Yeung Kwok Kuen
                                           Title: Director



                                           CHINA MINING RESOURCES GROUP LIMITED



                                           BY: /s/ Yeung Kwok Kuen
                                               -----------------------
                                           Name: Yeung Kwok Kuen
                                           Title: Director